UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 6, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Spectrum Pharmaceuticals, Inc.
File No. 1-35006 - CF#34165

Spectrum Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Form 10-Q filed on August 7, 2015 and Form 10-Q filed on August 9, 2013.

Based on representations by Spectrum Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	August 7, 2015	through August 4, 2019
10.1	10-Q	August 9, 2013	through August 4, 2019
10.2	10-Q	August 9, 2013	through August 4, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary